Exhibit 15.3

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-226611 on Form F-3 of our report dated February 27, 2018, relating to the financial statements of Myah Bahr Honaine S.p.a. for the year ended December 31, 2017 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the fact that the accompanying statements of financial position, statements of income, comprehensive income, changes in equity and cash flows of Myah Bahr Honaine S.p.a. for the years ended December 31, 2019 and December 31, 2018, were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them) appearing in this Annual Report on Form 20-F for the year ended December 31, 2019.

/s/ Deloitte Algérie Sarl

Algiers, Algeria

February 27, 2020